EX-16.12.a

Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

December 11, 2017

Board of Trustees

Nationwide Mutual Funds

One Nationwide Plaza

Columbus, OH 43215

Board of Trustees

Advisor Series Trust

615 E. Michigan Street,

Milwaukee, WI 53202

Re:	Agreement and Plan of Reorganization (“Agreement”) made as of the 7th of November, 2017, by and between Nationwide Mutual Funds (the “NMF Trust”), a statutory trust created under the laws of the State of Delaware, on behalf of its series, Nationwide Long/Short Equity Fund (the “Acquiring Fund”) and Advisors Series Trust (the “AST Trust”), a statutory trust created under the laws of the State of Delaware, on behalf of its series, Logan Capital Long/Short Fund (the “Target Fund”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization (hereinafter referred to as the “Reorganization”), which will consist of: (i) the acquisition by the NMF Trust on behalf of the Acquiring Fund of all of the Assets of the Target Fund in exchange for both Acquiring Fund Shares and the assumption by the NMF Trust with respect to the Acquiring Fund of all of the Liabilities of the Target Fund; (ii) the distribution of Acquiring Fund Shares to the shareholders of the Target Fund according to their respective interests in the Target Fund in complete liquidation of the Target Fund; and, (iii) the termination of the Target Fund as soon as practicable after the closing (hereinafter called the “Closing”), all upon and subject to the terms and conditions of the Agreement. The Acquiring Fund currently is a shell series, without assets or liabilities, other than as noted in Section 5(k) of the Agreement, created for the purpose of acquiring the Assets and Liabilities of the Target Fund. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreement, dated as of November 7, 2017; (b) the Combined Proxy Statement/Prospectus

Board of Trustees, Nationwide Mutual Funds

Board of Trustees, Advisors Series Trust

December 11, 2017

provided to shareholders of the Target Fund dated September 20, 2017; (c) certain representations concerning the Reorganization made to us by the NMF Trust, on behalf of the Acquiring Fund, in a letter dated as of December 11, 2017, and by the AST Trust, on behalf of the Target Fund, in a letter dated as of December 11, 2017 (each a “Representation Letter”, together the “Representation Letters”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that the Target Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letters for the Target Fund and the Acquiring Fund, it is our opinion that for federal income tax purposes:

1.    The acquisition by the Acquiring Fund of all of the assets of the Target Fund, as provided for in the Agreement, in exchange solely for Acquiring Fund Shares, and the assumption of the liabilities of the Target Fund by the Acquiring Fund, followed by the distribution by the Target Fund to its shareholders of Acquiring Fund Shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2.    No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and assumption of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares under Sections 361(a) and 357(a) of the Code.

3.    No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Target Fund in exchange solely for the issuance of Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund under Section 1032(a) of the Code.

4.    No gain or loss will be recognized by the Target Fund upon the distribution of Acquiring Fund Shares to its shareholders in complete liquidation of the Target Fund (in pursuance of the Agreement) under Section 361(c)(1) of the Code.

Board of Trustees, Nationwide Mutual Funds

Board of Trustees, Advisors Series Trust

December 11, 2017

5.    The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets to the Target Fund immediately prior to the Reorganization under Section 362(b) of the Code.

6.    The holding periods of the assets of the Target Fund received by the Acquiring Fund will include the periods during which such assets were held by the Target Fund under Section 1223(2) of the Code.

7.    No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of their Target Fund Shares solely for Acquiring Fund Shares (including fractional shares to which they may be entitled) under Section 354(a) of the Code.

8.    The aggregate tax basis of Acquiring Fund Shares received by the shareholders of the Target Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of Target Fund Shares exchanged therefor under Section 358(a)(1) of the Code.

9.    The holding period of Acquiring Fund Shares received by shareholders of the Target Fund (including fractional shares to which they may be entitled) will include the holding period of Target Fund Shares surrendered in exchange therefor, provided that the shareholder held Target Fund Shares as a capital asset, under Section 1223(1) of the Code, on the Closing Date of the Reorganization.

10.    The Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Treasury (“Treasury Regulations”)) the items of the Target Fund described in Section 381(c) of the Code as if there had been no Reorganization.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Fund, the Acquiring Fund or any Target Fund shareholder with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Board of Trustees, Nationwide Mutual Funds

Board of Trustees, Advisors Series Trust

December 11, 2017

Our opinion is conditioned upon the performance by the NMF Trust, on behalf of the Acquiring Fund, and the AST Trust, on behalf of the Target Fund, of the respective undertakings in the Agreement and the Representation Letters. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of the Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

/s/ STRADLEY RONON STEVENS & YOUNG, LLP

STRADLEY RONON STEVENS & YOUNG, LLP